News Release

ZI CORPORATION TO ANNOUNCE THIRD QUARTER 2008 RESULTS

Company to Host Conference Call on November 7, 2008 at 11:00 a.m. Eastern

CALGARY, ALBERTA, November 4, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of solutions for mobile search, text input, and advertising, today announced that the company's senior management will discuss Zi Corporation's results of operations for the third quarter ended September 30, 2008 during a conference call scheduled for Friday, November 7, 2008, at 11:00 a.m. Eastern (9:00 a.m. MT). The company's financial results for the third quarter are scheduled to be released earlier that day.

The conference call will be accessible by telephone at 800-762-9441 (domestic) or 480-629-1990 (international) using conference ID 3937282. Participants are advised to dial-in at least five minutes before the scheduled start time. A replay of the conference call will be accessible two hours after its completion until 11:59pm ET on Friday, November 14, 2008 by dialing 800-406-7325 (domestic) or 303-590-3030 (international) using pin number 3937282. A live webcast and 10-day archive of the call can be accessed at http://www.zicorp.com.

About Zi Corporation:

Zi Corporation is a leading provider of discovery and usability solutions for mobile search, input and advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit www.zicorp.com.

For more information:
Cameron Associates Inc.	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212 554 5488	403 233 8875	403 233 8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com